

Mail Stop 3030

August 23, 2017

Via E-mail
Guy Avidan
Chief Financial Officer
Kornit Digital Ltd.
12 Ha'Amal Street
Park Afek
Rosh Ha'Ayin 4824096 Israel

   Re: Kornit Digital Ltd.
     Form 20-F for the Fiscal Year Ended December 31, 2016
     Filed March 30, 2017
     Form 6-K filed August 8, 2017
     File No. 001-36903

Dear Mr. Avidan:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects.

Comparison of the Years Ended December 31, 2015 and 2016, page 45

1. You present non-GAAP measures and changes based on non-GAAP measures, such as revenues excluding the effect of the fair value of warrants issued to Amazon and Gross profit and gross margin excluding the effects of the non-recurring charge for repurchase of inventory in connection with the SPSI acquisition and the charge for the fair value of warrants issued to Amazon among others but you do not identify them as non-GAAP

measures, nor do you provide the reconciliations to the most directly comparable GAAP measure and the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance.

2.   Further, tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures when presenting your measures that exclude the non-cash sales incentives provided to Amazon. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP. Similarly, please address the same adjustment used to calculate your adjusted net income presented in your fiscal 2017 earnings releases.

Note 2 - Significant Accounting Policies

l. Revenue recognition, page F-14

3.   We note that you reduced revenue recognized from Amazon Inc. for the fair value of warrants issued to that customer as part of the master purchase agreement executed on January 10, 2017. Please address the following:

   •   Tell us when the warrants were issued to Amazon and why part of their fair value was recognized as a reduction of revenues in fiscal 2016.

   •   Explain to us how you determined the amount you recognized in fiscal 2016.

   Cite the authoritative literature upon which you are relying.

Note 3 – Acquisition, page F-24

4.   Revise future filings to disclose the information required by ASC 805-10-50-2(h) relating to the revenue and earnings of the SPSI assets since acquisition date and the pro forma amounts for the combined entity as though you acquired the SPSI assets as of the beginning of the period.

Form 6-K filed August 8, 2017

Exhibit 99.1

5.   We note in your highlights section that you presented the percentage change in non-GAAP revenues without disclosure of the percentage change in GAAP revenues. Additionally, in the introductory section you discuss non-GAAP net income without disclosing GAAP net income. Please revise future earnings releases to present the most directly comparable GAAP measure when presenting a Non-GAAP measure. Refer to Item 100(a)(1) of Regulation G.

6.   In the reconciliation of your GAAP to non-GAAP net income (loss) we note no corresponding adjustment(s) for the income tax effects of the reconciling items. Please revise your presentation in future earnings releases to provide the income tax effects on your non-GAAP measures. Refer to Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

7.   You disclose non-GAAP measures relating to revenues/sales, gross profit, operating expenses, research and development expenses, selling and marketing expenses, general and administrative expenses, and operating profit but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 100(a)(2) of Regulation G. Please revise your future earnings releases to comply with that guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                                Sincerely,

                                /s/ Kevin J. Kuhar

                                Kevin J. Kuhar
                                Accounting Branch Chief
                                Office of Electronics and Machinery